

Arti Kapoor · 3rd

Strategic Intervention Coach

San Ramon, California · 155 connections · **Contact info**

Oodles Corporation

 Nagpur University

Experience

Member Board Of Directors
Oodles Corporation
Apr 2017 – Present · 2 yrs 9 mos

President
New Peaks Coaching and Consulting, Inc.
Jul 2016 – Present · 3 yrs 6 mos

Strategic Intervention Coach

 **Co-founder & CEO**
Kutunga, Inc.
Jul 2012 – Sep 2014 · 2 yrs 3 mos

Created and promoted a socially conscious digital video marketplace to connect Content creators, Consumers and Causes.

Education

 **Nagpur University**
Bachelor of Engineering - BE, Electronics Engineering

Skills & Endorsements

Non-profits · 2
Anil **Pandey PMP and 1 connection** have given endorsements for this skill

Online Publishing · 2
Anil **Pandey PMP and 1 connection** have given endorsements for this skill

Fundraising · 2
Anil **Pandey PMP and 1 connection** have given endorsements for this skill

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